Nova Smart Solutions Inc.

NUMBER

CERT.9999

INCORPORATED UNDER THE LAWS OF THE STATE OF FLORIDA

$0.0001 PAR VALUE COMMON STOCK

SHARES

*********9,000,000**********

COMMON STOCK

THIS CERTIFIES THAT   * SPECIMEN *

Is The Owner of   * NINE MILLION *

FULLY PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK OF
Nova Smart Solutions Inc.

Transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Dated: JANUARY 01, 2009

COUNTERSIGNED AND REGISTERED:

VSTOCK TRANSFER, LLC
     Transfer Agent and Registrar



Chief Executive Officer & President

By:_____

    AUTHORIZED SIGNATURE

#9-P.2 • Copyright© 2013 / Reynolds Graphics, Inc. / Salt Lake City, Utah

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM - as tenants in common

TEN ENT - as tenants by the entireties

JT TEN - as joint tenants with the right of survivorship and not as tenants in common

UNIF GIFT MIN ACT.......................Custodian......................
(Cust) (Minor)

Act..
(State)

Additional abbreviations may also be used though not in the above list.

For value received, ________________________________ *hereby sell, assign and transfer unto*

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE:

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE)

____

____

____

____ *shares*

of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

____, *Attorney to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.*

*Dated*______________________

X____

THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THIS CERTIFICATE. THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (Banks, Stockbrokers, Savings and Loan Associations and Credit Unions).

SIGNATURE GUARANTEED:

TRANSFER FEE WILL APPLY